April 14, 2016

VIA EDGAR CORRESPONDENCE

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to Comments on Midas Series Trust's Registration Statement on Form N-14 (File No. 333-209306)

Dear Ms. O'Neal-Johnson:

On behalf of Midas Series Trust (the "Trust"), set forth below are the comments that you provided by telephone on March 2, 2016 and April 7, 2016 concerning the Trust's Registration Statement on Form N-14 (the "N-14"), in connection with a proposed merger of Midas Fund and Midas Perpetual Portfolio ("Perpetual" or the "Fund") (together, with Midas Fund, the "Funds"), which was filed with the Securities and Exchange Commission ("SEC") on February 1, 2016, and amended on March 2, 2016, and the Funds' responses thereto.  Your comments are set forth below in italics and are followed by the Funds' responses.  A copy of the Trust's Pre-Effective Amendment No. 2 to the N-14, which has been marked to show changes since the most recent filing date, is attached hereto for your reference.  Unless defined herein, capitalized terms have the meanings assigned to them in the N-14.
1.	Please provide an accounting survivor analysis.

The following is the Trust's analysis of the factors set forth by the Division of Investment Management in North American Security Trust, 1993 SEC No-Action Letter (pub. avail. Aug. 5, 1994) ("NAST"), with respect to financial accounting survivors in the context of reorganizations. For the reasons set forth below, the factors identified in the NAST no-action letter affirm that it is appropriate for Midas Fund to be considered the accounting survivor in the proposed reorganization of Perpetual into Midas Fund (the "Reorganization").

Background

Perpetual and Midas Fund are each a series of the Trust, an open-end management investment company. The Board of Trustees of the Trust approved the Reorganization, subject to Perpetual shareholder approval. Midas Management Corporation (the "Investment Manager") is the investment adviser to both Funds, and is expected to continue serve as investment adviser to Midas Fund following the Reorganization.

NAST No-Action Letter

In NAST, the North American Security Trust sought assurance from the Staff that the SEC would not take any enforcement action against it if utilized, for periods prior to the establishment of its Moderate Asset Allocation Trust (the "new portfolio"), the performance of a predecessor portfolio that, along with another portfolio whose performance information was not to be utilized, was reorganized with and into the new portfolio. In granting the no-action relief, the Staff indicated that it would not recommend enforcement against North America Security Trust under Rule 482 under the Securities Act of 1933 (the "1933 Act") or Rule 34b-1 under the Investment Company Act of 1940 (the "1940 Act") if the new portfolio advertised the performance data of the predecessor fund as described in the request.

In making that determination, the Staff considered the following factors as to the funds: (1) their investment advisers; (2) their investment objectives, policies, and restrictions; (3) their expense structures and expense ratios; (4) asset size; and (5) their portfolio compositions. The Staff further noted that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) typically will be the fund whose historical performance may be used by the new or surviving fund. Importantly, the Staff did not identify any one factor as having more significance than another.

Analysis

Applying the factors that the Staff identified in NAST to the Reorganization, the Trust believes that the factors identified by the Staff generally weigh in favor of determining Midas Fund as the accounting survivor for financial statement purposes.

1.            Investment Adviser

As discussed above, the Investment Manager serves as the investment adviser to both Funds. Perpetual is currently managed by the Investment Manager's Investment Policy Committee ("IPC"). Thomas B. Winmill, Chairman of the IPC, is currently the sole portfolio manager of Midas Fund and will continue as sole portfolio manager following the Reorganization.

2.            Investment Objectives, Policies, and Restrictions

Midas Fund's investment objectives are to seek primarily capital appreciation and protection against inflation and, secondarily, current income. Perpetual's investment objective is to seek to preserve and increase the purchasing power value of its shares over the long term. The Funds share similar investment strategies in their orientation towards precious metals (for Perpetual, through its gold and silver target allocation investment categories) and natural resources companies (for Perpetual, through its hard asset securities target allocation investment category).  In contrast to Midas Fund, Perpetual's investment strategies include target allocations to its Swiss franc assets and large capitalization growth stocks investment categories.

Perpetual and Midas Fund also share similar fundamental and non-fundamental investment restrictions, except that Midas Fund has more flexibility to invest in precious metals and concentrate its investments in natural resources companies and Perpetual may invest all of its assets in the securities or beneficial interests of a single pooled investment fund having substantially the same investment objective, policies and restrictions as Perpetual. The Investment Manager believes that the precious metals sector now offers relatively attractive valuations.

Following the Reorganization, it is anticipated that Midas Fund will be managed in the same manner as it is currently managed, with the same investment objectives, policies, and restrictions.

3.            Portfolio Expense Structure and Expense Ratios

Midas Fund and Perpetual pay 1.00% and 0.50% investment management fees, respectively. Midas Fund and Perpetual each pay 0.25% distribution and service (12b-1) fees. Midas Fund and Perpetual's expense ratios as of December 31, 2015 were 4.00% and 3.68%, respectively. Midas Fund's expense ratio following the Reorganization is currently anticipated to be approximately 3.67%. Neither of the Funds is currently subject to an expense fee waiver agreement. Following the Reorganization, Midas Fund will have a 1.00% investment management fee and a 0.25% distribution and service (12b-1) fee, consistent with its current fee structure.

4.            Asset Size

As of December 31, 2015, Midas Fund and Perpetual had $10,058,465 and $4,386,793 in net assets, respectively.

5.            Portfolio Composition

As of December 31, 2015, there was overlap in the holdings of the Funds, including BHP Billiton Limited, Rio Tinto plc ADR, Compass Minerals International, Inc., and South32 Limited, due to their having similar investment strategies in their orientation towards precious metals (for Perpetual, through its gold and silver target allocation investment categories) and natural resources companies (for Perpetual, through its hard asset securities target allocation investment category). Further, as of the same date, approximately 34% of Perpetual's investments were in gold (27%) and silver (7%) ETFs. Following the Reorganization, it is currently anticipated that Midas Fund will reposition approximately 35-40% of the securities that Perpetual would transfer to Midas Fund and pursue its investment objective by seeking investments in higher quality senior and intermediate producers of precious metals and other natural resources with a growth component, as more fully described in the N-14.

Conclusion

In light of the foregoing, although the Funds have different investment objectives, the Trust notes that the Funds share substantial similarities with respect to their portfolio management, investment strategies, and portfolio holdings, and the surviving fund is expected to most closely resemble Midas Fund. In addition, Midas Fund currently has more than twice the amount of net assets as Perpetual and, following the Reorganization, Midas Fund's expense structure is expected to be consistent with its current expense structure. As a consequence, the Trust believes that it is appropriate that Midas Fund be regarded as the surviving fund under the NAST analysis.

2.	In Part C, please add an additional undertaking under Item 17 to file the final tax opinion once the transaction is completed.

The Fund has made the requested change.

3.
Please provide more robust disclosure regarding portfolio repositioning as a result of the transaction.  Specifically, please disclose (1) what percentage of the target fund's securities will be sold, (2) an estimate of the brokerage costs associated therewith (in dollars and bps), and (3) an estimate of the capital gains distributions that shareholders can expect to receive (in dollars and on a per share basis).  If the portfolio repositioning will be significant (i.e., more than 5% of the target fund's assets), please address this earlier in the document (i.e., in the Q&A).

The Fund has made the requested changes.

4.
The Staff notes that one of the target funds has a large position in Berkshire Hathaway.  Please  explain how the acquiring fund plans to manage such position, given that the  target fund in question is non-diversified and the acquiring fund is diversified.

The referenced fund (Midas Magic) is no longer being proposed for reorganization.
5.	Please add a proposal seeking shareholder approval to adjourn or postpone a meeting.

The Fund has made the requested change.

6.	If there will be significant portfolio repositioning (i.e., more than 5%) or if any of the funds engage in borrowing activities, please present full pro forma financial information.

The Fund has included full pro forma financial information.

7.	Please include the Opinion and Consent of Counsel as to Legality of Securities Being Registered with the next amendment to the N-14.

The Fund has made the requested change.

8.
In the third Q&A on page 2 of the EDGAR filing, the first sentence of the answer, please include a parenthetical after the words "small sizes" that reads:  "(including Midas Fund)".  Also, if Midas Fund is more volatile than Perpetual or Magic, this should be disclosed in bold.

The Fund has revised the first sentence to read as follows:

"The Board is proposing that Perpetual merge into Midas Fund because their small sizes  make it difficult for them to be economically viable on their own."

The Fund has made the requested change regarding volatility disclosure. As noted above,  Midas Magic is no longer being proposed for reorganization.

9.
On the first page of the proxy statement, please add disclosure (in bold) to say that if a shareholder is not comfortable with the change in strategy resulting from the reorganization, then the shareholder should redeem his/her shares before the reorganization is effected.

The Fund has made the requested change.

10.
On page 2 of the proxy statement (EDGAR version), under "Rationale for the Reorganizations," indicate that Midas Fund is small too (see comment 8. above).  Also, in the third paragraph of this section, first sentence, explain what is meant by the terms "higher quality" and "senior and intermediate producers."

The Fund has made the requested change.
11.
On page 3 of the proxy statement (EDGAR version), under "Board Consideration of the Reorganizations," second paragraph, please add more detail regarding the Board's conclusions with respect to items 1, 2 and 5. For item 1, please explain the use of the term "compatibility" as it relates to the Midas/ Magic merger, since these two funds have significantly different strategies. For item 2, because Midas Fund has underperformed in recent years, please add more discussion regarding how/why the Board concluded as it did.  For item 5, please explain that initially, shareholders will be merging into a fund with higher expenses but that after the merger, expenses are expected to be lower (as applicable).

With respect to item 1, as noted above, Midas Magic is no longer being proposed for  reorganization. With respect to item 2, the Fund has added the following:

"The Board noted that, compared to Midas Fund, the performance of Perpetual generally has been more competitive on absolute and relative bases. However, the Board  further noted that the precious metals sector may now offer relatively attractive  valuations and Midas Fund has more flexibility than Perpetual to invest in precious metals and concentrate its investments in natural resources companies."

With respect to item 5, the Fund has added the following:

"With respect to the expense ratios and available information regarding the fees and  expenses of the Acquired Fund and the Acquiring Fund, the Board noted that, initially,  Perpetual shareholders will be merging into a fund with higher expenses but, following  the Reorganization, expenses are expected to be lower."

12.	In the side-by-side charts comparing the funds to each other, please add a new section that summarizes the differences between the funds, and highlights (in bold) the material differences.

The Fund has made the requested changes.

13.	At the end of the Proposal 1 discussion, the last paragraph contains disclosure that should be moved up to the Q&A, and disclosed in bold.

As noted above, Midas Magic is no longer being proposed for reorganization.

14.	After each Proposal, add a sentence (in bold) that says "Additional performance and fee/expense information can be found beginning on pages ___ and ___."

The Fund has made the requested change.

*            *            *            *            *

The Fund acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments on these matters, or any questions, please contact me at (212) 480-6432, extension 208, or jramirez@midasfunds.com.

Sincerely,

/s/ John F. Ramírez
General Counsel

cc:                Thomas Winmill
Midas Management Corporation

Pamela M. Krill, Esq.
Godfrey & Kahn, S.C.